FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 11, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Files 2009 Annual Report on Form 20-F”, dated May 11 2010.
2.	Agenda of AUO’s 2010 Annual General Shareholders’ Meeting dated June 18, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: May 11, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Files 2009 Annual Report on Form 20-F

Issued by: AU Optronics Corp.
Issued on: May 11, 2010

Hsinchu, Taiwan, May 11, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2009 with the U.S. Securities and Exchange Commission (the "SEC").  The 2009 20-F is available on AUO's website at http://auo.com and on the website of the SEC at www.sec.gov.  Hard copies of the audited financial statements included in the 2009 Form 20-F are available upon request to shareholders free of charge.  To request a copy of the audited financial statements, please forward your request to http://citibank.ar.wilink.com.

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$359.3 billion (US$11.2 billion) in sales revenue* in 2009 with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008, and formally founded its Solar Photovoltaic Business Unit in October, 2009. For more information, please visit AUO.com.

* 2009 year end revenue converted at an exchange rate of NTD31.95:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 11th, 2010.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2

AU OPTRONICS CORP.

2010 Annual General Shareholders’ Meeting

Meeting Agenda

(Translation)

Date: June 18, 2010

NOTES TO SHAREHOLDERS:

1.
For the Company’s 2009 annual report on Form 20-F, which includes an explanation of the main differences between ROC GAAP and US GAAP affecting the Company’s consolidated financial statements, please refer to the “U.S. SEC filings” section under “Financial Information” of the Company’s website at http://auo.com/auoDEV/investors.php?sec=usSecFilings&func=ussecfilings&ls=en after May 11, 2010.

2.	Shareholders who wish to obtain the 2009 annual report on Form 20-F may request a copy to be sent free of charge by contacting the Depositary at 1-888-301-0508 after June 30, 2010.
3.
For the significant differences in the corporate governance between the practices of US and ROC, please refer to the “Co. Governance” section under “Financial Information” of the Company’s website at http://auo.com/auoDEV/investors.php?sec=invCG&func=governance_info&serial=52 .

4.
The Company’s resolution notice of 2010 Annual General Shareholders’ Meeting will be accessible on the Company’s website within 20 days after the Meeting at http://auo.com/auoDEV/investors.php?sec=invMeeting&func=shareholders&ls=en.

Table of Contents

I.	Meeting Procedure

II.	Meeting Agenda

III.	Attachments

1.	2009 Business Report
2.	Audit Committee’s Report
3.	English Translation of Independent Auditors’ Report and 2009 Financial Statements
4.	English Translation of Independent Auditors’ Report and 2009 Consolidated Financial Statements
5.	2009 Deficit Compensation Statement
6.	List of Director Candidates
7.	Comparison table for the “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” before and after amendments
8.	Comparison table for the “Handling Procedures for Capital Lending” before and after amendments

IV.	Appendices

1.	Shareholding of Directors
2.	AUO Rules and Procedures for Shareholders’ Meeting
3.	Articles of Incorporation
4.	Rules for the Election of Directors
5.	Influence of Proposed Stock Dividend Distribution upon 2010 Operating Performance, EPS, and Return on Investment
6.	The Distribution for Employee Bonus and Remunerations for Directors

------Disclaimer----
THIS IS A TRANSLATION OF THE AGENDA FOR THE 2010 ANNUAL GENERAL SHAREHOLDERS’ MEETING (THE“AGENDA”) OF AU OPTRONICS CORP. (THE“COMPANY”). THE TRANSLATION IS FOR REFERENCE ONLY. IF THERE IS ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND CHINESE VERSION, THE CHINESE VERSION SHALL PREVAIL.

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I. Meeting Procedure

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AU Optronics Corp.

2010 Annual General Shareholders’ Meeting Procedure

-	Commencement

-	Chairman’s Address

-	Report Items

-	Acceptance Items

-	Election of Directors

-	Discussion Items

-	Extraordinary Motions

-	Adjourn Meeting

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II. Meeting Agenda

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AU Optronics Corp.

2010 Annual General Shareholders’ Meeting Agenda

Time: 9:30 a.m., June 18, 2010, Friday

Place:	No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C. (Meeting Room in the Central Taiwan Science Park Administration)

Attendants: All shareholders or their proxy holders

Chairman: Kuen-Yao (K.Y.) Lee, Chairman of the Board of Directors

1.	Chairman’s Address

2.	Report Items

(1)	2009 Business Report
(2)	Audit Committee’s Report
(3)	Report of indirect investments in China in 2009

3.	Acceptance Items

(1)	To accept 2009 Business Report and Financial Statements
(2)	To accept the appropriation of retained earnings for 2009 losses

4.	Election of Directors

To elect eleven directors (including three independent directors) be the sixth term of directors

5.	Discussion Items

(1)	To approve the proposal for the revisions to “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” and “Handling Procedures for Capital Lending”
(2)	To approve the proposal of releasing Directors from non-competition restrictions

6.	Extraordinary Motions

7.	Adjourn Meeting

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Report Items

1.	2009 Business Report

Explanation: The 2009 Business Report is attached hereto as Attachment 1 (pages 11-12).

2.	Audit Committee’s Report

Explanation: The Audit Committee’s Report is attached hereto as Attachment 2 (page 13).

3.	Report of indirect investments in China in 2009

Explanation: The status of the Company’s indirect investments in China as of December 31, 2009:

Investee	Method of	Accumulated investment	Limit for total
	investment	amount form R.O.C.	investment amount in
		(Note 1)	China (Note 2)
AU Optronics (Suzhou) Corp.		NT$6,705,733 thousand
(or US$200,000 thousand)
AU Optronics (Shanghai) Corp.		NT$33,400 thousand
(or US$1,000 thousand)
AU Optronics (Xiamen) Corp.		NT$5,840,550 thousand
	Indirect	(or US$180,000 thousand)
Darwin Precisions (Suzhou)		NT$ 245,362 thousand	NT$ 157,252,282
Corp.	investment	(or US$7,500 thousand)
Darwin Precisions (Xiamen)	through an	NT$1,807,615 thousand	thousand
Corp.	offshore entity	(or US$55,000 thousand)
AU Optronics Manufacturing		NT$2,647,920 thousand
(Shanghai) Corp.		(or US$80,000 thousand)
Darwin Precisions (Hong		NT$1,313,800 thousand
Kong) Limited		(or US$40,000 thousand)
BVCH Optronics (Sichuan)		NT$243,970 thousand
Corp.		(or US$7,470 thousand)
Note 1:       The amount of NTD is calculated based on the exchange rate at the time the funds remitted.
Note 2:	As per the regulations of R.O.C., the limit is calculated based on AUO’s net worth as of December 31, 2009 as follows (Amount in NT$ thousand): 262,087,137* 60%.

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Acceptance Items

1.	To accept 2009 Business Report and Financial Statements (proposed by the Board of Directors)

Explanation:
(1)	The 2009 Financial Statements were audited by the independent auditors, Shing-Hai Wei and Chung-Hwa Wei, of KPMG.
(2)	The 2009 Business Report and Financial Statements have been adopted by the Board of Directors and reviewed by the Audit Committee.
(3)	For 2009 Business Report, Audit Committee’s Report, and Financial Statements thereto, please refer to Attachments 1-4 (pages 11-29).

Resolution:

2.	To accept the appropriation of retained earnings for 2009 losses (proposed by the Board of Directors)

Explanation:
(1)
In 2009, the Company reported net loss of NT$ 26,769,334,733. After adjusting of the disproportionate participation in long-term investments, the deficit yet to be compensated is NT$ 28,819,408,454. It is proposed to compensate the deficit by the unappropriated retained earnings from previous years. The accumulated unappropriated retained earnings is NT$ 40,863,051,041 after the appropriation.

(2)	It is proposed not to distribute dividend for 2009.
(3)	For the 2009 Deficit Compensation Statement, please refer to Attachment 5 (page 30).

Resolution:

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Election of Directors

To elect eleven directors (including three independent directors) to be the sixth term of directors (proposed by the Board of Directors)

Explanation:
(1)
The term of the office of the fifth term of directors expired on June 12, 2010. Thus, it is proposed that the 2010 Annual General Shareholders’ Meeting elect eleven directors (including three independent directors). The term of office of the new directors (including independent directors) is three years from the date on which they are elected at the 2010 Annual General Shareholders’ Meeting. The old directors will leave their office on the date the new directors are elected.

(2)
In accordance with the Company’s Article of Incorporation, the election of directors shall be conducted under the Candidate Nomination and the directors shall be elected from the nominated candidates. The academic background, experience and relevant information of the nominated candidates are attached hereto as Attachment 6 (page 31).

Result:

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Discussion Items

1.
To approve the proposal for the revisions to “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” and “Handling Procedures for Capital Lending”(proposed by the Board of Directors)

Explanation:
(1)
It is proposed to revise the “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” and “Handling Procedures for Capital Lending” to accommodate the revision of law and regulation.

(2)	For the Company’s operation needs, the aggregate limit of the Company, and the Company and its subsidiaries as a whole, shall not exceed the Company’s net worth.
(3)
The comparison tables for the “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” and “Handling Procedures for Capital Lending” before and after amendments are attached hereto as Attachments 7-8 (pages 32-34).

Resolution:

2.	To release the Directors from non-competition restrictions (proposed by the Board of Directors)

Explanation:
(1)
According to Article 209 of the Company Law, any Director conducting business for himself/herself or on another’s behalf and the scope of the business coincides with the Company’s business scope shall explain at the Shareholders’ Meeting the essential contents of such conduct, and obtain approval from shareholders in the Meeting.

(2)	It is proposed to release the newly-elected Directors from non-competition restrictions.

Resolution:

Extraordinary Motions

Adjourn Meeting

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III. Attachments

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Attachment 1:

2009 Business Report

For AU Optronics Corp. ("AUO" or the "Company"), the year 2009 was full of turns and changes. The global financial crisis saw a worldwide slide in actual demand and a decrease in consumer spending, and the TFT-LCD industry was by no means immune from its impact. In 2009, AUO reported consolidated revenues of NTD359.6 billion, a 15.2% slide from 2008, and an annual loss of NTD 27.2 billion or NTD 3.04 per common share. Although the management team spent their best efforts to manage the situation and put forth the best annual sectoral performance in Taiwan, it was still the most difficult year for the Company in its history.

Nevertheless, in the midst of this tumultuous environment, we have stood our ground. From the trough seen in the first quarter to the subsequent gradual recovery and the formation of new alliances among industry competitors, the management team has maintained a high degree of flexibility and adapativeness. Through our steady leadership with its focused management and execution we ensured that AUO was fully prepared to get through this crisis and we have laid the foundation for growth as the worldwide economy improves. During the past year of changes and challenges, the Company was vigorous in activating internal resources, beginning new business ventures, developing new technologies, and expanding its role in the green energy industry. In doing so, we have steadfastly met the changes and turmoil of a fiercely competitive industry.

Looking back at 2009 on the implementation of our vision, the successes of AUO’s new operational model can be seen in the following items:

1.
LCD TV Assembly Service: Representing a brand-new integration of technology and design, AUO entered into a new era of systems applications from its original position in panel manufacturing. Additionally, through moves such as joint ventures and strategic alliances, AUO is poised to cultivate the market and strengthen cooperative relationships with its customers.

2.
Globalization of Operations: AUO formally expanded beyond Asia by establishing two manufacturing bases in Europe to provide faster, more direct customer support and to enhance our service links around the globe. In addition, our operations in Mainland China will gradually transform from production-oriented to market-oriented business operations.

3.
The Launch of Energy Business: AUO formally established the Solar-Photovoltaic Business Unit, a step which facilitates our cultivation of and investment in the solar power industry. Based on AUO’s “Total Solution” strategy, we plan to integrate leading technology and services within the energy industry value chain, including actively collaborating with terminal solar system integrators to rapidly build our competencies in system integration and design capabilities and acquiring silicon wafer manufacturing resources to secure two key ends of the value chain, materials and sales channels. As a result of our successful efforts, AUO’s first batch of solar-photovoltaic modules was shipped to Europe in June of 2009.

4.
The Release of Electronic Paper: We formally stepped into the electronic paper market by supplying electronic paper display for use in labels and e-books. We continue to strive for innovation in product applications for TFT technologies.

Looking into the future and as the financial crisis wanes, AUO believes 2010 will be a year filled with opportunities. Aside from sustaining our efforts to reduce costs and increase operational performance, the management team will also work to shore up growth potential by seeking to grow steadily in the following directions:

~11~

1.	A Full-Scale March into Emerging Markets
In view of the strong demand growth in emerging markets, AUO will seek out new modes of strategic cooperation and deepen collaboration with regional partners.

2.	Actively Increasing our Asset Turnover Rates
As the race for the latest generation of capacity and the size migration of products gradually settle down, future competitiveness will be defined by the innovation of new technologies and applications. Building on our rich history of innovation, the Company will continue to provide more efficient and competitive products. Additionally, we plan to strategically cooperate with key customers to further stabilize our downstream sales, to broaden our customer portfolio, and to increase our returns on assets.

3.	Stressing Both Technology Upgrades and Product Quality
AUO will actively step into advanced display technologies, such as OLED and FED, and product technologies such as 3D and touch panels. We aim to become a leader in these technologies, and will leverage applications of future technical innovations as a growth opportunity.

4.	Providing Comprehensive Green Solutions
AUO will fulfill its Green Promise by providing consumers with a new choice of green, energy-saving products and by becoming a provider of renewable resources and energy services.

In the past ten years, there has been a change from the trend in the display panel industry of seeking growth through capacity expansion. In the next ten years, competitiveness and growth will be derived from the following five “new” areas: new applications, new technologies, new business models, new markets and new businesses. AUO’s management team holds fast to our unchanging core value of integrity and will maintain our fervor and focus on core competencies. We will continue to strive for excellence and take advantage of future growth opportunities to ensure AUO’s growth in the coming decade. We will also continue to implement our Green Promise, fulfilling our responsibility to the wider community. AUO is on a mission to become a world leader for green solutions and will continue to work to bring about our vision of “Bright Innovation, Amazing Life.”

/s/ Kuen-Yao (K.Y.) Lee
Kuen-Yao (K.Y.) Lee, Chairman

/s/ Lai-Juh (L.J.) Chen
Lai-Juh (L.J.) Chen, President & CEO

/s/ Andy Yang, CFO
Andy Yang, CFO

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Attachment 2:

Audit Committee’s Report

The Board of Directors has prepared the Company’s Business Report, Financial Statements, and Deficit Compensation Statement for the year of 2009. Shing-Hai Wei and Chung -Hwa Wei, Certified Public Accountants of KPMG, have audited the Financial Statements and issued an opinion. The 2009 Business Report, Financial Statements, and Deficit Compensation Statement have been reviewed and determined to be correct and accurate by the Audit Committee of AU Optronics Corp. I, as the Chairman of the Audit Committee, hereby submit this report according to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law.

AU Optronics Corp.

Chairwoman of the Audit Committee

/s/ Vivien Huey-Juan Hsieh
Vivien Huey-Juan Hsieh

March 12, 2010

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Attachment 3:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the balance sheets of AU Optronics Corp. (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants”. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Act and Regulations Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As further described in note 3 to the financial statements, the Company adopted, effective January 1, 2008, Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 10, “Inventories,” as amended, ROC SFAS No. 39, “Share- based Payment,” and Accounting Research and Development Foundation Interpretation No. 2007-052 on the accounting for employee bonuses and remuneration to directors and supervisors.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years ended December 31, 2009 and 2008, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)
March 3, 2010

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets

December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	57,114,009	67,727,081
Notes and accounts receivable, net	54,053,574	22,124,194
Receivables from related parties, net	5,519,632	1,771,500
Other receivables from related parties	115,116	226,314
Other financial assets—current	1,709,721	555,930
Inventories, net	29,873,827	19,456,400
Prepayments and other current assets	1,388,474	5,121,371
Deferred tax assets, net	5,138,814	5,389,803
Financial assets measured at fair value—current	377,587	1,046,711
Available-for-sale financial assets—current	-	470,301
Total current assets	155,290,754	123,889,605
Long-term investments:
Equity-method investments	53,038,883	40,770,003
Hedging derivative financial assets—noncurrent	3,829	5,398
Total long-term investments	53,042,712	40,775,401
Property, plant and equipment:
Land	6,273,615	6,273,615
Buildings	67,406,083	55,140,996
Machinery and equipment	541,382,06	457,853,881
Other equipment	23,092,503	19,890,736
	638,154,26	539,159,228
Less: accumulated depreciation	337,112,061	264,887,921
Construction in progress	9,108,906	11,875,684
Prepayments for purchases of land and equipment	10,553,228	58,059,509
Net property, plant and equipment	320,704,335	344,206,500
Intangible assets:
Goodwill	11,280,595	11,280,595
Deferred pension cost	-	9,509
Core Technologies	-	918,925
Technology-related fees	2,772,872	3,089,547
Total intangible assets	14,053,467	15,298,576
Other assets:
Idle assets, net	1,638,186	2,353,680
Refundable deposits	26,631	119,603
Deferred charges, net	1,333,408	1,462,286
Deferred tax assets, net	2,549,726	1,748,336
Restricted cash in bank	128,645	24,500
Long-term prepayments for materials	1,609,640	-
Prepaid pension cost	375,910	223,397
Total other assets	7,662,146	5,931,802
Total Assets	550,753,414	530,101,884

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets (continued)
December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars, except for par value)

	2009	2008
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	-	3,700,000
Accounts payable	36,175,165	22,684,280
Payables to related parties	57,182,539	36,808,623
Accrued expenses and other current liabilities	24,398,034	18,683,581
Financial liabilities measured at fair value—current	829,865	24,059
Other payables to related parties	122,492	94,918
Equipment and construction in progress payable	18,361,269	19,571,806
Current installments of long-term borrowings	31,357,405	26,154,542
Current installments of bonds payable	8,190,900	13,093,382
Total current liabilities	176,617,669	140,815,191
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent	10,450	40,711
Bonds payable, excluding current installments	9,500,000	15,000,000
Convertible bonds payable	-	2,690,900
Long-term borrowings, excluding current installments	102,042,707	80,705,445
Hedging derivative financial liabilities—noncurrent	493,805	788,678
Total long-term liabilities	112,046,962	99,225,734
Other liabilities	1,646	1,988
Total liabilities	288,666,277	240,042,913
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	88,270,455	85,057,196
Capital surplus	114,972,148	113,651,334
Retained earnings:
Legal reserve	15,206,106	13,079,368
Unappropriated retained earnings	40,863,051	76,912,630
	56,069,157	89,991,998
Others:
Cumulative translation adjustments	1,685,733	2,330,858
Net loss not recognized as pension cost	-	(40,252)
Unrealized gains (losses) on financial instruments	1,089,644	(932,163)
	2,775,377	1,358,443
Total stockholders’ equity	262,087,137	290,058,971
Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	550,753,414	530,101,884

~16~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Operations
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2009	2008
	NT$	NT$

Net sales	350,179,130	421,957,440
Cost of goods sold	352,327,368	373,339,435
Gross profit (loss)	(2,148,238)	48,618,005
Operating expenses:
Selling	6,604,245	8,316,697
General and administrative	5,251,219	5,579,352
Research and development	6,029,428	5,335,196
	17,884,892	19,231,245
Operating income (loss)	(20,033,130)	29,386,760
Non-operating income and gains:
Interest income	115,551	1,646,423
Investment gains recognized by equity method, net	3,440,325	1,659,804
Foreign currency exchange gains, net	310,235	-
Gains on valuation of financial instruments, net	661,752	3,904,202
Other income	1,423,516	1,309,666
	5,951,379	8,520,095
Non-operating expenses and losses:
Interest expenses	2,545,738	3,040,828
Foreign currency exchange losses, net	-	5,159,888
Depreciation of idled assets	891,389	633,110
Asset impairment losses	40,022	474,927
Provisions for potential litigation losses and others	9,686,537	2,668,010
	13,163,686	11,976,763
Income (loss) before income tax	(27,245,437)	25,930,092
Income tax expense (benefit)	(476,102)	4,662,706
Net income (loss)	(26,769,335)	21,267,386

Earnings (Loss) per share:
Basic (L)EPS-net income (loss)	(3.04)	2.50
Basic (L)EPS- retroactively adjusted		2.43
Diluted (L)EPS-net income (loss)	(3.04)	2.41
Diluted (L)EPS-retroactively adjusted		2.34

~17~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Stockholders’ Equity
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollar)

				Retained earnings		Others
	Capital stock	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Net loss not recognized as pension cost	Unrealized gains (losses) on financial instruments	Total

Balance at January 1, 2008	78,177,055	474,951	113,808,167	7,437,591	89,092,396	1,050,051	-	1,738,754	291,778,965
Appropriation for legal reserve	-	-	-	5,641,777	(5,641,777)	-	-	-	-
Issuance of employee stock bonus	2,437,247	-	-	-	(2,437,247)	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	(1,624,832)	-	-	-	(1,624,832)
Remuneration to directors and supervisors	-	-	-	-	(138,604)	-	-	-	(138,604)
Cash dividends	-	-	-	-	(19,670,577)	-	-	-	(19,670,577)
Stock dividends to shareholders	3,934,115	-	-	-	(3,934,115)	-	-	-	-
Issuance of stock for conversion of bonds	488,289	(460,668)	100,418	-	-	-	-	-	128,039
Issuance of stock for employee stock option exercised	20,490	(14,283)	20,402	-	-	-	-	-	26,609
Adjustments to capital surplus and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(277,653)	-	-	-	-	(1,833,156)	(2,110,809)
Net income	-	-	-	-	21,267,386	-	-	-	21,267,386
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	(132,636)	(132,636)
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	(705,125)	(705,125)
Cumulative translation adjustments	-	-	-	-	-	1,280,807	-	-	1,280,807
Net loss not recognized as pension cost	-	-	-	-	-	-	(40,252)	-	(40,252)
Balance at December 31, 2008	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	290,058,971

~18~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Stockholders’ Equity (continued)
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollar)

				Retained earnings		Others
	Capital stock	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Net loss not recognized as pension cost	Unrealized gains (losses) on financial instruments	Total

Balance at January 1, 2009	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	290,058,971
Appropriation for legal reserve	-	-	-	2,126,738	(2,126,738)	-	-	-	-
Cash dividends	-	-	-	-	(2,551,716)	-	-	-	(2,551,716)
Stock dividends to shareholders	2,551,716	-	-	-	(2,551,716)	-	-	-	-
Issuance of employee stock bonus	661,543	-	1,348,225	-	-	-	-	-	2,009,768
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(27,411)	-	(2,050,074)	-	-	1,645,550	(431,935)
Net loss	-	-	-	-	(26,769,335)	-	-	-	(26,769,335)
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	171,253	171,253
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	-	205,004	205,004
Cumulative translation adjustments	-	-	-	-	-	(645,125)	-	-	(645,125)
Net loss not recognized as pension cost	-	-	-	-	-	-	40,252	-	40,252
Balance at December 31, 2009	88,270,455	-	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	262,087,137

~19~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Cash flows from operating activities:
Net income (loss)	(26,769,335)	21,267,386
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	77,643,190	71,421,068
Losses (gains) from disposal and write-off of property, plant and equipment and others	(71,118)	22,439
Amortization of premium for convertible bonds and commercial paper	30,588	(3,732)
Unrealized foreign currency exchange losses (gains), net	(2,192,839)	2,293,513
Loss (gain) from disposal of available-for-sale financial assets	(213,295)	142,247
Loss from disposal of equity-method investments	28,323	-
Proceeds from cash dividends	55,731	16,918
Asset impairment losses	40,022	474,927
Investment gains recognized by equity method, net	(3,440,325)	(1,659,804)
Losses (gains) on valuation of financial instruments	1,418,312	(1,077,211)
Decrease (increase) in accounts receivable (including related parties)	(36,227,337)	51,567,911
Decrease (increase) in inventories, net	(10,417,427)	12,860,700
Decrease (increase) in deferred tax assets, net	(398,197)	2,602,621
Increase in prepaid pension assets	(102,752)	(106,035)
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	(81,504)	2,427,068
Increase (decrease) in accounts payable (including related parties)	37,290,465	(38,893,490)
Increase (decrease) in accrued expenses and other current liabilities	7,730,329	(1,824,593)
Net cash provided by operating activities	44,322,831	121,531,933

Cash flows from investing activities:
Acquisition of property, plant and equipment	(51,813,816)	(86, 251,194)
Proceeds from disposal of property, plant and equipment and idle assets	224,248	472,954
Proceeds from disposal of available-for-sale financial assets	854,849	270,250
Purchase of long-term investments	(11,279,837)	(8,489,167)
Proceeds from disposal of long-term investments	1,036,000	29,069
Increase in intangible assets and deferred charges	(886,088)	(1,405,387)
Decrease (increase) in restricted cash in bank	(104,145)	9,000
Decrease (increase) in refundable deposits	92,972	(89,208)
Net cash used in investing activities	(61,875,817)	(95,453,683)

Cash flows from financing activities:
Decrease in guarantee deposits	(342)	(3,292)
Increase (decrease) in short-term borrowings	(3,700,000)	3,700,000
Repayment of long-term borrowings and bonds payable	(39,236,028)	(50,998,999)
Proceeds from long-term borrowings and bonds payable	52,750,000	30,000,000
Proceeds from issuance of stock for employee stock options exercised	-	26,609
Cash dividends	(2,551,716)	(19,670,577)
Remuneration to directors and supervisors, and employees’ profit sharing	-	(1,763,436)
Net cash provided by (used in) financing activities	7,261,914	(38,709,695)

Effect of exchange rate change on cash	(322,000)	(173,293)
Net decrease in cash and cash equivalents	(10,613,072)	(12,804,738)
Cash and cash equivalents at beginning of year	67,727,081	80,531,819
Cash and cash equivalents at end of year	57,114,009	67,727,081

~20~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows (continued)
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	2,583,390	2,937,960
Cash paid for income taxes	1,429,470	4,967,882
Additions to property, plant and equipment:
Increase in property, plant and equipment	51,330,666	91,949,275
Decrease (increase) in construction-in-progress and prepayments	483,150	(5,698,081)
	51,813,816	86,251,194
Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	39,548,305	39,247,924
Issuance of common stock for bond conversion rights exercised	-	128,039
Adjustment to valuation allowance on deferred tax assets with a corresponding decrease in goodwill	-	2,740,367

~21~

Attachment 4:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants”. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AU Optronics Corp. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As further described in note 3 to the consolidated financial statements, the Company adopted, effective January 1, 2008, Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 10, “Inventories,” as amended, ROC SFAS No. 39, “Share-based Payment,” and Accounting Research and Development Foundation Interpretation No. 2007-052 on the accounting for employee bonuses and remuneration to directors and supervisors.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)
March 3, 2010

~22~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
Assets	NT$	NT$

Current assets:
Cash and cash equivalents	85,443,311	83,434,697
Notes and accounts receivable, net	57,025,944	22,225,324
Accounts receivables from related parties, net	5,272,388	1,638,801
Other receivables from related parties	47,168	34,952

Other financial assets—current	1,867,294	3,082,294
Inventories, net	39,229,916	23,610,687
Prepayments and other current assets	1,280,206	5,348,063
Noncurrent assets held-for-sale	707,175	-
Deferred tax assets, net	5,199,265	5,380,440
Financial assets measured at fair value—current	388,129	1,067,531
Available-for-sale financial assets—current	-	470,301
Total current assets	196,460,796	146,293,090
Long-term investments:
Equity-method investments	9,706,574	6,651,601
Available-for-sale financial assets—noncurrent	2,012,265	595,750
Hedging derivative financial assets—noncurrent	3,829	5,398
Financial assets carried at cost—noncurrent	484,009	583,197
Total long-term investments	12,206,677	7,835,946
Property, plant and equipment
Land	7,780,680	6,273,615
Buildings	90,379,997	73,598,148
Machinery and equipment	621,880,340	513,629,547
Other equipment	29,729,246	25,143,816
Less: accumulated depreciation	749,770,263	618,645,126
	395,405,471	301,831,632
Construction in progress	9,773,502	12,312,856
Prepayments for purchases of land and equipment	26,611,776	60,221,909
Net property, plant and equipment	390,750,070	389,348,259
Intangible assets:
Goodwill	11,464,947	11,280,595
Deferred pension cost	-	9,509
Core technologies	-	918,925
Technology-related fees	2,828,307	3,339,120
Total intangible assets	14,293,254	15,548,149
Other assets:
Idle assets, net	1,797,158	2,612,320
Deferred charges, net	2,765,980	2,815,010
Deferred tax assets, net	3,053,319	2,005,382
Other assets	1,285,504	477,482
Total other assets	8,901,961	7,910,194
Total Assets	622,612,758	566,935,638

~23~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)
December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars, except for par value)

	2009	2008
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	1,945,227	4,857,260
Notes and accounts payable	69,779,706	45,929,222
Payables to related parties	22,684,161	12,186,541
Accrued expenses and other current liabilities	36,528,777	24,471,869
Financial liabilities measured at fair value—current	1,087,827	28,831
Other payables to related parties	66,617	62,462
Equipment and construction in progress payable	23,788,714	21,363,213
Current installments of long-term borrowings	38,537,926	30,491,872
Current installments of bonds payable	8,306,408	13,093,382
Total current liabilities	202,725,363	152,484,652
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent	10,450	40,711
Bonds payable, excluding current installments	9,655,160	15,000,000
Convertible bonds payable	-	2,690,900
Long-term borrowings, excluding current installments	123,424,152	96,650,642
Hedging derivative financial liabilities—noncurrent	505,372	788,678
Long-term accounts payable and capital lease liabilities, excluding current installments	1,611,653	-
Unearned revenue	9,622,370	-
Total long-term liabilities	144,829,157	115,170,931
Other liabilities	139,246	21,319
Total liabilities	347,693,766	267,676,902
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	88,270,455	85,057,196
Capital surplus	114,972,148	113,651,334
Retained earnings:
Legal reserve	15,206,106	13,079,368
Unappropriated retained earnings	40,863,051	76,912,630
	56,069,157	89,991,998
Others:
Cumulative translation adjustments	1,685,733	2,330,858
Net loss not recognized as pension cost	-	(40,252)
Unrealized gains (losses) on financial instruments	1,089,644	(932,163)
	2,775,377	1,358,443
	262,087,137	290,058,971
Minority interests	12,831,855	9,199,765
Total stockholders’ equity	274,918,992	299,258,736
Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	622,612,758	566,935,638

~24~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2009	2008
	NT$	NT$

Net sales	359,331,345	423,928,193
Cost of goods sold	352,290,469	368,600,330
Gross profit	7,040,876	55,327,863
Operating expenses:
Selling	8,000,028	8,992,831
General and administrative	8,094,414	7,907,578
Research and development	6,185,485	5,335,196
	22,279,927	22,235,605
Operating income (loss)	(15,239,051)	33,092,258
Non-operating income and gains:
Interest income	265,975	1,845,712
Investment gains recognized by equity method, net	139,635	-
Foreign currency exchange gains, net	236,909	-
Gains on valuation of financial instruments	813,152	3,902,317
Other income	1,953,635	1,709,071
	3,409,306	7,457,100
Non-operating expenses and losses:
Interest expenses	3,446,588	4,203,946
Investment losses recognized by equity method, net	-	313,621
Foreign currency exchange losses, net	-	4,994,189
Depreciation of idle assets	1,102,132	654,639
Asset impairment losses	1,192,807	1,394,297
Provisions for potential litigation losses and others	9,696,129	2,717,755
	15,437,656	14,278,447
Earnings (losses) before income tax	(27,267,401)	26,270,911
Income tax expense (benefit)	(22,587)	4,629,066
Net income (loss)	(27,244,814)	21,641,845
Attributable to:
Equity holders of the parent company	(26,769,335)	21,267,386
Minority interests	(475,479)	374,459
Net income (loss)	(27,244,814)	21,641,845
Earnings (losses) per share:
Basic (L)EPS—net income (loss)	(3.04)	2.50
Basic EPS—retroactively adjusted		2.43
Diluted (L)EPS—net income (loss)	(3.04)	2.41
Diluted EPS—retroactively adjusted		2.34

~25~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollar)

				Retained earnings		Others
	Capital stock	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Net loss not recognized as pension cost	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2008	78,177,055	474,951	113,808,167	7,437,591	89,092,396	1,050,051	-	1,738,754	9,040,900	300,819,865
Appropriation for legal reserve	-	-	-	5,641,777	(5,641,777)	-	-	-	-	-
Issuance of employee stock bonus	2,437,247	-	-	-	(2,437,247)	-	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	(1,624,832)	-	-	-	-	(1,624,832)
Remuneration to directors and supervisors	-	-	-	-	(138,604)	-	-	-	-	(138,604)
Cash dividends	-	-	-	-	(19,670,577)	-	-	-	-	(19,670,577)
Stock dividends to shareholders	3,934,115	-	-	-	(3,934,115)	-	-	-	-	-
Issuance of stock for conversion of bonds	488,289	(460,668)	100,418	-	-	-	-	-	-	128,039
Issuance of stock for employee stock option exercised	20,490	(14,283)	20,402	-	-	-	-	-	-	26,609
Adjustments to capital surplus and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(277,653)	-	-	-	-	(202,187)	-	(479,840)
Net income	-	-	-	-	21,267,386	-	-	-	374,459	21,641,845
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	(1,763,605)	-	(1,763,605)
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	(705,125)	-	(705,125)
Cumulative translation adjustments	-	-	-	-	-	1,280,807	-	-	-	1,280,807
Net loss not recognized as pension cost	-	-	-	-	-	-	(40,252)	-	-	(40,252)
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	(215,594)	(215,594)
Balance at December 31, 2008	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736

~26~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (continued)
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollar)

				Retained earnings		Others
	Capital stock	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation djustments	Net loss not recognized as pension cost	Unrealized gains (losses) on financialinstruments	Minority interests	Total

Balance at January 1, 2009	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736
Appropriation for legal reserve	-	-	-	2,126,738	(2,126,738)	-	-	-	-	-
Cash dividends	-	-	-	-	(2,551,716)	-	-	-	-	(2,551,716)
Stock dividends to shareholders	2,551,716	-	-	-	(2,551,716)	-	-	-	-	-
Issuance of employee stock bonus	661,543	-	1,348,225							2,009,768
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(27,411)	-	(2,050,074)	-	-	190,312	-	(1,887,173)
Net loss	-	-	-	-	(26,769,335)	-	-	-	(475,479)	(27,244,814)
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	1,637,350	-	1,637,350
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	194,145	-	194,145
Cumulative translation adjustments	-	-	-	-	-	(645,125)	-	-	-	(645,125)
Reversal of net loss not recognized as pension cost	-	-	-	-	-	-	40,252	-	-	40,252
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	4,107,569	4,107,569
Balance at December 31, 2009	88,270,455	-	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	12,831,855	274,918,992

~27~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2009 and 2008
(Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Cash flows from operating activities:
Net income (loss)	(27,244,814)	21,641,845
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	90,107,611	81,188,432
Unrealized foreign currency exchange losses (gains), net	(2,192,835)	2,298,557
Asset impairment losses	1,192,807	1,394,297
Losses (gains) on valuation of financial instruments	1,336,469	(1,075,326)
Investment (losses) gains recognized by equity method, net	(139,635)	313,621
Proceeds from cash dividends	142,096	142,368
Losses (gains) on sale of investment securities	(384,186)	142,267
Losses from disposal and write-off of property, plant and equipment, and others	23,248	29,899
Decrease (increase) in accounts receivable (including related parties)	(39,564,516)	51,485,303
Decrease (increase) in inventories, net	(12,708,862)	11,831,747
Decrease (increase) in deferred tax assets, net	(716,548)	2,411,066
Decrease in prepayments (including long-term prepayments for materials) and other current assets	4,535,738	1,625,308
Increase (decrease) in accounts payable (including related parties)	32,455,076	(39,799,729)
Increase (decrease) in accrued expenses and other current liabilities	10,297,563	(1,453,395)
Increase in prepaid pension assets	(98,193)	(118,750)
Net cash provided by operating activities	57,041,019	132,057,510

Cash flows from investing activities:
Acquisition of property, plant and equipment	(61,046,891)	(98,355,181)
Proceeds from disposal of property, plant and equipment, noncurrent assets held-for-sale, and idle assets	235,562	1,344,356
Purchase of convertible bonds embedded in options	(500,002)	-
Proceeds from disposal of available-for-sale financial assets	854,849	270,250
Purchase of long-term investments	(5,804,295)	(2,889,016)
Proceeds from disposal of long-term investments	299,203	378
Decrease (increase) in restricted cash in bank	(425,799)	7,999
Increase in intangible assets and deferred charges	(1,121,028)	(1,502,092)
Decrease (increase) in refundable deposits	52,404	(134,105)
Net cash used in investing activities	(67,455,997)	(101,257,411)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(4,901,690)	4,720,666
Increase (decrease) in guarantee deposits	(5,758)	2,912
Repayment of long-term borrowings and bonds payable	(49,291,812)	(57,993,509)
Proceeds from long-term borrowings and bonds payable	66,844,430	37,299,393
Proceeds from issuance of stock for employee stock options exercised	-	26,609
Cash dividends	(2,551,716)	(19,670,577)
Remuneration to directors and supervisors, and employees’ profit sharing	-	(1,763,436)
Adjustments for changes in minority interests	1,831,886	(57,667)
Net cash provided by (used in) financing activities	11,925,340	(37,435,609)
Effect of exchange rate change on cash	(341,084)	180,600
Cash increase resulting from change in consolidated entity	839,336	-
Net increase (decrease) in cash and cash equivalents	2,008,614	(6,454,910)
Cash and cash equivalents at beginning of year	83,434,697	89,889,607
Cash and cash equivalents at end of year	85,443,311	83,434,697

~28~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)
Years ended December 31, 2009 and 2008
 (Expressed in thousands of New Taiwan dollars)

	2009	2008
	NT$	NT$
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	3,459,032	4,112,907
Cash paid for income taxes	2,127,321	5,179,223
Additions to property, plant and equipment:
Increase in property, plant and equipment	62,430,334	103,289,880
Increase in construction-in-progress and prepayments	(1,383,443)	(4,934,699)
	61,046,891	98,355,181

Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term borrowings	46,844,334	43,585,254
Issuance of common stock for bond conversion rights exercised	-	128,039
Adjustment to valuation allowance on deferred tax assets with a corresponding decrease in goodwill	-	2,740,367
Conversion of convertible bonds embedded in options to long-term investments	618,065	-
Impact of change in consolidated entities:
Cash	839,336
Non-cash assets	34,416,206
Liabilities	(30,541,846)
Minority interests	(482,658
	4,231,038

~29~

Attachment 5:

2009 Deficit Compensation Statement

Items	Amount (NT$)
Net loss, 2009	(26,769,334,733)
Less:
Disproportionate participation in long-term investments	2,050,073,721
Deficit yet to be compensated – at the end of 2009	(28,819,408,454)
Plus:
Un-appropriated retained earnings from previous years	69,682,459,495
Un-appropriated retained earnings up to Dec. 31, 2009	40,863,051,041

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List of Director Candidates

Name	ID No.	Shareholding (Note)	Education & Current/Selected Past Positions
(Independent Director) Vivien Huey-Juan Hsieh	P200062523	0	◆ Ph.D., Finance, University of Houston, U.S.A. ◆ Independent Director, AU Optronics Corp. ◆ Independent Supervisor, Chief Telecom Inc. ◆ President, Co-Operative Asset Management Corp.
(Independent Director) Mei-Yue Ho	Q200495032	0
◆ B.S., Agricultural Chemistry, National Taiwan University
◆ Independent Director, Bank of Kaohsiung,LTD.
◆ Minister, Ministry of Economic Affairs, R.O.C.
◆ Council Minister, Council for Economic Planning and Development, R.O.C.

(Independent Director) Bing-He Yang	E101549010	0
◆ Ph.D., Electrical Engineering, Princeton University, U.S.A.
◆ Chairman, UniSVR Global Information Technology Corp.
◆ Supervisor, Applied Vacuum Coating Technologies Co., Ltd.
◆ Vice Chairman and President, Windbond Electronics Corp.

Kuen-Yao (K.Y.) Lee	K101577037	10,532,153	◆ M.B.A., International Institute for Management Development, Switzerland ◆ Chairman, AU Optronics Corp. ◆ Chairman, Qisda Corporation
Hsuan Bin (H.B.) Chen	J101514119	6,197,633	◆ B.S. Communications Engineering, National Chiao Tung University ◆ Vice Chairman, AU Optronics Corp. ◆ Chairman, Wellypower Optronics Corporation ◆ Chairman, Lextar Electronics Corp.
Lai-Juh Chen	A121498798	2,959,118	◆ Ph.D., Chemical Engineering, National Tsing Hua University ◆ President and CEO, AU Optronics Corp. ◆ Director, Lextar Electronics Corp.
Shuang-Lang Peng	J120870365	2,533,660	◆ M.B.A., Heriot-Watt University, U.K. ◆ Executive Vice President, AU Optronics Corp. ◆ Chairman, Taiwan Nano Electro-Optical Technology Co. Ltd ◆ Director, Qisda Corporation
Ko-Yung (Eric) Yu – Representative of Qisda Corporation	M101480996	663,598,620	◆ M.B.A., University of Strathclyde, U.K. ◆ Director, AU Optronics Corp. ◆ Chairman, Daxon Technology Inc.
Hui Hsiung – Representative of Qisda Corporation	Y100138545	663,598,620	◆ Ph.D., Physics, University of California, Berkeley, U.S.A. ◆ Director, AU Optronics Corp. ◆ Director and CEO, Qisda Corporation
Ronald Jen-Chuan Chwang – Representative of BenQ Foundation	A125990480	100,000	◆ Ph.D., Electrical Engineering, University of Southern California, U.S.A. ◆ Director, AU Optronics Corp. ◆ Chairman, iD Ventures America, Inc.
Chang-Hai Tsai – Representative of An Ji Biomedical Corporation	Q100928070	200,000	◆ M.D., Teikyo University, Japan ◆ Chairman, China Medical University Hospital ◆ Chairman, China Medical University ◆ Founder and Chairman, Asia University,Taiwan R.O.C.
Note: As of the record date of 2010 Annual General Shareholders’ Meeting dated April 20, 2010.

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  Attachment 7:

Comparison Table for Handling Procedures for Providing Endorsements
and Guarantees for Third Parties
 (“Handling Procedures”)
Before and After amendments

Before Amendment	After Amendment	Reason for Amendment
Article 2 The Party for Whom the Endorsement/Guarantee to be Provided by the Company

The Company may only provide endorsement or guarantee for its subsidiaries in which the Company directly or indirectly holds more than 50% of such subsidiaries’ total outstanding voting shares.

The subsidiaries, 100% outstanding voting shares are directly or indirectly held by the Company, may provide endorsement or guarantee among others.

Companies in which the public company holds, directly or indirectly, 100% of the voting shares may make endorsements/guarantees for each other.

Article 2 The Party for Whom the Endorsement/Guarantee to be Provided by the Company

The Company may only provide endorsement or guarantee for its subsidiaries in which the Company directly or indirectly holds more than 50% of such subsidiaries’ total outstanding voting shares.

The subsidiaries, more than 90~~100~~% outstanding voting shares are directly or indirectly held by the Company, may provide endorsement or guarantee among others, provided that the amount of such endorsement or guarantee shall not exceed 10% of the Company’s net worth (“Limit”) except that the endorsements/guarantees provided by and among subsidiaries in which 100% outstanding voting shares are directly or indirectly held by the Company, is free of the preceding restriction of the Limit.

To accommodate the amendment of law and regulation
Article 4 The amount of an endorsement/guarantee

 (1)  The limit on the aggregate amount of endorsements and/or guarantees and the limit on the amount of endorsements and/or guarantees provided for any individual subsidiary in which the Company directly or indirectly holds more than 50% of such subsidiary’s total outstanding voting shares shall be first approved by the Board of Directors and submitted to shareholders’ meeting for approval.

 (2)  The limit on the aggregate amount of endorsements and/or guarantees (“ aggregate limit”)  and the limit on the amount of endorsements and/or guarantees provided for any individual (“individual limit”) are as follows:
i)     the aggregate limit shall not exceed the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant; and
ii)    the individual limit shall not exceed 50% of the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant.

Article 4 The amount of an endorsement/guarantee

 ~~(1) The limit on the aggregate amount of endorsements and/or guarantees and the limit on the amount of endorsements and/or guarantees provided for any individual subsidiary in which the Company directly or indirectly holds more than 50% of such subsidiary’s total outstanding voting shares shall be first approved by the Board of Directors and submitted to shareholders’ meeting for approval.~~

 (~~2)~~ The limit on the aggregate amount of endorsements and/or guarantees (“ aggregate limit”) and the limit on the amount of endorsements and/or guarantees provided for any individual (“individual limit”) are as follows:
~~i)~~ (1) the aggregate limit of the Company, and the Company and its subsidiaries as a whole, shall not exceed the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant; and
~~ii)~~ (2) the individual limit of the Company, and the Company and its subsidiaries as a whole, shall not exceed 50% of the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant.

To accommodate the amendment of law and regulation and to meet the Company’s operation needs to modify the aggregate limit of the Company, and the Company and its subsidiaries as a whole, shall not exceed the Company’s net worth.

Article 6 The Procedures for Reviewing and Approving Endorsements or Guarantees

Prior to providing endorsement or guarantee, the Company shall request the subsidiary (“applicant”) which applies for endorsement or guarantee to provide the Company with the certificate of company registrations, ID certificate of its responsible person, and necessary financial information for the Company to conduct evaluation of the following:
(1) evaluate the financial and business conditions of the applicant and the necessity and reasonableness of

Article 6 The Procedures for Reviewing and Approving Endorsements or Guarantees

Prior to providing endorsement or guarantee, the Company shall request the subsidiary (“applicant”) which applies for endorsement or guarantee to provide the Company with the certificate of company registrations, ID certificate of its responsible person, and necessary financial information for the Company to conduct evaluation of the following:
(1) evaluate the financial and business conditions of the applicant and the necessity and reasonableness of
To accommodate the amendment of law and regulation

~32~

Before Amendment	After Amendment	Reason for Amendment
 providing such endorsement and/or guarantee;
(2)   conduct credit checking based on the information and material provided by the applicant and evaluate the risks of providing such endorsement and/or guarantee;
(3)   check whether the aggregate amount of endorsements and/or guarantees exceed the aggregate limit or not and evaluate the impact on the Company’s operation risk, financial conditions and the shareholders equity caused by such endorsement or guarantee; and
(4)   considering to what extent the Company will be able to accept the risk associated with such endorsement or guarantee and evaluate whether it is necessary for the Company to require collateral or not.
providing such endorsement and/or guarantee;
(2)   conduct credit checking based on the information and material provided by the applicant and evaluate the risks of providing such endorsement and/or guarantee;
(3)   check whether the aggregate amount of endorsements and/or guarantees exceed the aggregate limit or not and evaluate the impact on the Company’s operation risk, financial conditions and the shareholders equity caused by such endorsement or guarantee; and
(4)   considering to what extent the Company will be able to accept the risk associated with such endorsement or guarantee and evaluate whether it is necessary for the Company to require collateral or not.
(5)   if the applicant is the Company’s subsidiary with net worth less than half of its paid in capital, the Company shall periodically review such endorsement or guarantee in accordance with this article and report the review results to the Audit Committee.

Article 9 The Management level Responsible for Decision-Making and Authorization

(1)   Providing endorsements and/or guarantees by the Company shall be subject to the resolution adopted by the Board of Directors, except that the endorsement or guarantee the amount of which is less than NT$100,000,000 may be decided by the Chairman of the Board of Directors but such shall be submitted to the next meeting of the Board of Directors for ratification.

(2) ……………………..

(3) ……………………..

(4) ……………………..

Article 9 The Management level Responsible for Decision-Making and Authorization

(1)   Providing endorsements and/or guarantees by the Company shall be subject to the resolution adopted by the Board of Directors, except that the endorsement or guarantee the amount of which is less than NT$100,000,000 may be decided by the Chairman of the Board of Directors but such shall be submitted to the next meeting of the Board of Directors for ratification.

(2)   Before the subsidiaries in which more than 90% outstanding voting shares are directly or indirectly held by the Company provide endorsement or guarantee among others in accordance with Article 2, it shall be reported and approved by the Board of Directors of the Company (“Requirement”). The endorsements/guarantees provided by and among subsidiaries, 100% outstanding voting shares directly or indirectly held by the Company, is free of the tpreceding restriction of the Requirement.

(~~2~~3) ……………………..

(~~3~~4) ……………………..

(~~4~~5) ……………………..

To accommodate the amendment of law and revise the referred Item No. accordingly
Article 15

The Handling Procedures were enacted on October 9, 1998; the first amendment was made on May 29, 2003; the second amendment was made on June 15, 2006 and the third amendment was made on June 13, 2007; the fourth amendment was made on June 19, 2009 and the fifth amendment was made on June 18, 2010.

Article 15

The Handling Procedures were enacted on October 9, 1998; the first amendment was made on May 29, 2003; the second amendment was made on June 15, 2006; the third amendment was made on June 13, 2007 ~~and~~; the fourth amendment was made on June 19, 2009 and the fifth amendment was made on June 18, 2010.

To add the date of amendment

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Attachment 8:

Comparison Table for Handling Procedures for Capital Lending
 (“Handling Procedures”)
Before and After amendments

Before Amendment	After Amendment	Reason for Amendment
Article 3 The aggregate amount of loans and the maximum amount permitted to a single borrower

(1) The aggregate outstanding amount of capital lending   shall not exceed forty percent (40%) of the Company’s net worth as shown in the Company’s latest financial statements.

(2) The limit on the amount of capital lending to the each individual borrower is as follows:
 i) If there is any business transaction between the Company and other company or firm which calls for capital lending, the amount of capital lending for each individual company or firm shall not exceed the amount of the transactions between the Company and the borrower.  The term “the amount of the transactions” as used herein means the higher of the purchase amount or sale amount of the business transactions between the Company and such borrower.
(ii) The maximum amount of loan which provides the Company’s subsidiary, which calls for short-term financing needs, shall not exceed 10 percent of the Company’s net worth as stated in its latest financial statement.
(iii) The overseas subsidiaries, whose 100% outstanding voting shares are directly or indirectly held by the Company, loan their funds among others shall not be subject to the limitation of 40 percent of the Company’s net worth

Article 3 The aggregate amount of loans and the maximum amount permitted to a single borrower

(1) The aggregate outstanding amount of capital lending   shall not exceed forty percent (40%) of the Company’s net worth as shown in the Company’s latest financial statements.

(2) The limit on the amount of capital lending to the each individual borrower is as follows:
 i) If there is any business transaction between the Company and other company or firm which calls for capital lending, the amount of capital lending for each individual company or firm shall not exceed the amount of the transactions between the Company and the borrower. The term “the amount of the transactions” as used herein means the higher of the purchase amount or sale amount of the business transactions between the Company and such borrower.
(ii) The maximum amount of loan which provides the Company’s subsidiary, which calls for short-term financing needs, shall not exceed 10 percent of the Company’s net worth as stated in its latest financial statement.
(iii) The overseas subsidiaries, whose 100% outstanding voting shares are directly or indirectly held by the Company, loan their funds among others shall not be subject to the limitation of 40 percent of the Company’s net worth

(3) The capital lending between the Company and its subsidiaries, or among the Company’s subsidiaries shall be approved by the Board of Directors. The Board of Directors may authorize the Chairman to approve to loan a single borrower within a specific limit resolved by the Board of Directors, and for a period not more than one year, allow such borrower to make drawdown for several times or have revolving loan.
The term "specific limit set" set forth in the preceding sub-paragraph shall be pursuant to paragraph (2), sub-paragraph (iii) and the outstanding balance of loans made by the Company and its subsidiaries to a single borrower shall not exceed 10 percent or more of the borrower’s net worth as stated in its latest financial statement.

To accommodate the amendment of law and regulation
Article 12

The Handling Procedures were enacted on October 9, 1998; first amendment was made on April 11, 2002; second amendment was made on May 29, 2003; the third amendment was made on June 13, 2007 and the fourth amendment was made on June 19, 2009.

Article 12

The Handling Procedures were enacted on October 9, 1998; first amendment was made on April 11, 2002; second amendment was made on May 29, 2003; the third amendment was made on June 13, 2007 ~~and~~; the fourth amendment was made on June 19, 2009 and the fourth amendment was made on June 18, 2010.

To add the amendment date

~34~

IV. Appendices

~35~

Appendix 1: Shareholding of Directors

(1)
As of April 20, 2010, the first date of local bookclose period for the 2010 Annual Shareholders’ Meeting, AUO has issued capital stock for NT$88,270,455,350 representing 8,827,045,535 common shares. In accordance with the Article 26 of ROC Securities & Exchange Act, the minimum requirements of the collective shareholding for directors are 141,232,728 common shares.

(2)	As of April 20, 2010, the actual collective shareholdings of directors were shown as below:

Title	Name of Representative	Shareholders Represented	No. of Shareholding	Shareholding %
Chairman	Kuen-Yao (K.Y.) Lee		10,532,153	0.12
Vice Chairman	Hsuan Bin (H.B.) Chen		6,197,633	0.07
Director	Hui Hsiung		2,790,877	0.03
Director	Ronald Jen-Chuan Chwang	Qisda Corporation	663,598,620	7.52
Director	Ko-Yung (Eric) Yu	Qisda Corporation	663,598,620	7.52
Director	Ching-Shih Han	China Development Industrial Bank	44,929,277	0.51
Independent Director	Vivien Huey-Juan Hsieh		-	-
Independent Director	Tze-Kaing Yang		-	-
Independent Director	Chieh-Chien Chao		-	-
Total			728,048,560	8.25

~36~

Appendix 2: AUO Rules and Procedures for Shareholders’ Meeting

Approved by the Shareholders’ Meeting on April 17, 1997
Amended by the Shareholders’ Meeting on April 23, 1999

1.	Shareholders’ meeting of the Company shall be conducted in accordance with the Rules and Procedures.

2.
Shareholders or their proxies attending the shareholders’ meeting (the “Meeting”) shall submit the attendance card for the purpose of signing in. The number of shares represented by shareholders or their proxies attending the Meeting shall be calculated in accordance with the attendance cards submitted by the shareholders or their proxies.

3.	The quorum required for the Meeting and the votes cast by the shareholders shall be calculated in accordance with the number of shares representing by shareholders attending the Meeting.

4.
The Meeting shall be held at the head office of the Company or at any other appropriate place that is convenient for the shareholders to attend. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

5.
The chairman of the Board of Directors shall be the chairman presiding at the Meeting in the case that the Meeting is convened by the Board of Directors. In case the chairman of the Board of Directors is on leave or cannot exercise his power and authority for any reason, the vice chairman shall act on behalf of the chairman. In case the Company has no vice chairman, or the vice chairman is also on leave or unable to exercise his and authority for any reason, the chairman of the Board of Directors shall designate one of the directors to act on behalf of the chairman. If the chairman does not make such designation, the directors shall elect from and among themselves an acting chairman of the Board of Directors. If the Meeting is convened by the person other than the Board of Directors who is permitted to convene such Meeting, such person shall be the chairman presiding the Meeting.

6.	The Company may appoint designated counsel, Certified Public Accountant or other related persons to attend the Meeting.

7.	The process of the Meeting shall be tape-recorded or videotaped and these tapes or videos shall be preserved for at least one year.

8.
Chairman shall call the Meeting to order at the time scheduled for the meeting. If the number of shares represented by the shareholders present at the Meeting has not yet constituted the quorum at the time scheduled for the Meeting, the chairman may postpone the time for the Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If after two postponements no quorum can yet be constituted but the shareholders present at the Meeting represent more than one-third of the total outstanding shares of the Company, tentative resolutions may be made in accordance with Paragraph 1, Article 175 of the Company Law of the Republic of China. If during the process of the Meeting the number of shares represented by the shareholders present becomes sufficient to constitute the quorum, the chairman may submit the tentative resolutions to the Meeting for approval in accordance with Article 174 of the Company law of the Republic of China.

9.
The agenda of the Meeting shall be set by the Board of Directors, if the Meeting is convened by the Board of Directors. The Meeting shall proceed in accordance with the agenda unless otherwise resolved at the Meeting. During the Meeting, the chairman may, at his/her discretion, set time for intermission. Unless otherwise resolved at the Meeting, the chairman cannot announce adjournment of the Meeting before all the discussion items listed in the agenda are resolved. The shareholders cannot designated any other person as chairman and continue the Meeting in the same or other place after the Meeting is adjourned.

10.
When a shareholder present at the Meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder’s number, and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. If any shareholder presenting the Meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the speech of a shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall

~37~

interrupt the speeches of the other shareholder, otherwise the chairman shall stop such interruption.

11.
Unless otherwise permitted by the chairman, each shareholder shall not, for each discussion item, speak more than two times or longer than 5 minutes each time. In case the speech of any shareholder violates this provision or exceeds the scope of the discussion item, the chairman may stop the speech of such shareholder.

12.
Any legal entity designated as proxy by a shareholder(s) to be present at the Meeting may appoint only one representative to attend the Meeting. If a legal entity designates two or more representatives to attend the Meeting, only one representative can speak for each discussion item.

13.	After the speech of a shareholder, the chairman may respond him/herself or appoint an appropriate person to respond.

14.	The chairman may announce to end the discussion of any discussion item and go into voting if the chairman deems it appropriate.

15.
The person(s) to monitor and the person(s) to count the ballots shall be appointed by the chairman. The person(s) monitoring the ballots shall be a shareholder(s). The result of voting shall be announced at the Meeting and recorded in the minutes of the Meeting.

16.
Except otherwise provided in the Company Law of the Republic of China or the Articles of Incorporation of the Company, a resolution shall be adopted by a majority of the votes represented by the shareholders present at the Meeting. The resolution shall be deemed adopted and shall have the same effect as if it was voted by casting ballots if no objection is voiced after solicitation by the chairman.

17.
If there is amendment to or substitute for a discussion item, the chairman shall decide the sequence of voting for such discussion item, the amendment or the substitute. If any of them has been adopted, the other shall be deemed vetoed and no further voting is necessary.

18.
The chairman may require or supervise the disciplinary officers or the security guards to assist in keeping order of the Meeting place. Such disciplinary officers or security guards shall wear badges marked “Disciplinary Officer” for identification purpose.

19.	In case of incident due to force majeure, the chairman may decide to temporarily suspend the Meeting or to announce adjournment and decide the day to reconvene the Meeting.

20.	Any matter not provided in the Rules and Procedures shall be handled in accordance with the Company Law of Republic of China and the Articles of Incorporation of the Company.

21.	The Rules and Procedures shall become effective from the date on which the Rules and Procedures are approved by the Meeting. The same shall apply to amendments to the Rules and Procedures.

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Appendix 3: Articles of Incorporation

Chapter 1:  General Provisions

Article 1

The Company is incorporated, registered and organized as a company limited by shares and permanently existing in accordance with the Company Law of the Republic of China (the "Company Law") and the Company’s English name is AU Optronics Corp.

Article 2

The scope of business of the Company shall be as follows:

1.	CC01080	Electronic parts and components manufacturing business
2.	F119010	Electronic material wholesale business
3.	CC01030	Electronic appliances and AV electronics products manufacturing business (foro perations within Central Taiwan Science Park only)
4.	CC01010	Electric Power Supply, Electric Transmission and Power Distribution Machinery Manufacturing
5.	CC01090	Batteries Manufacturing
6.	IG03010	Energy Technical Services
7.	ZZ99999	All business items that are not prohibited or restricted by law, except those that are subject to special approval. (for operations outside the Science Park only)

To research, develop, produce, manufacture and sell the following products:

(1)	Plasma display and related systems
(2)	Liquid crystal display and related systems
(3)	Organic light emitting diodes and related systems
(4)	Amorphous silicon photo sensor device parts and components
(5)	Thin film photo diode sensor device parts and components
(6)	Thin film transistor photo sensor device parts and components
(7)	Touch imaging sensors
(8)	Full color active matrix flat panel displays
(9)	Field emission displays
(10)	Single crystal liquid crystal displays
(11)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
(12)	Original design manufacturing and original equipment manufacturing business for flat panel display modules
(13)	Solar Cell, modules, and related system and service.
(14)	New green energy related system and service (for operations outside the Science Park only)
(15)	The simultaneous operation of a trade business relating to the Company’s business

The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 3

The head office of the Company shall be in the Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China ("R.O.C.") or such other appropriate place as may be decided by the board of directors (the "Board"). Subject to the approval of the Board and other relevant authorities, the Company may, if necessary, set up branches, factories, branch operation offices or branch business offices both inside and outside of the R.O.C.

~39~

The total amount of the Company’s investment is not subject to the restriction of Article 13 of the Company Law. The Company may provide guarantees or endorsements on behalf of third parties due to business or investment relationships with such third parties.

Chapter 2:  Shares

Article 5

The total capital of the Company is One Hundred Billion New Taiwan Dollars (NT$100,000,000,000), divided into Ten Billion (10,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.

A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 6

The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.

Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.

The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities through the book-entry system maintained by the TSCD, instead of physical certificates evidencing shares or other securities.

Article 7

The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.

Chapter 3:  Shareholders’ Meetings

Article 8

Shareholders’ meetings shall be of two types, ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened annually by the Board within six months of the end of each fiscal year. Extraordinary meetings shall be convened in accordance with the relevant laws, whenever necessary.

Article 9

Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be present on such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The relevant matters related to the use and rescission of the proxy shall be conducted in accordance with the Company Law and applicable rules.

~40~

Chapter 4:  Board of Directors and Audit Committee

Article 10

The Company shall have nine to eleven directors. Directors shall be elected from a slate of director candidates, which are nominated under the Candidate Nomination System, at shareholders’ meetings. With in the entire Board, the Company shall have three to six independent directors on the Board. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination and election, and other matters with respect to independent directors shall be in compliance with applicable laws and regulations. The term of office for all directors shall be three (3) years. The directors are eligible for re-election. The number of the directors shall be decided by the Board of Directors.

The Board is authorized to determine the compensation for the directors, taking into account the extent and value of the services provided for the Company’s operation and with reference to the standards of local and overseas industry.

Article 10-1

Pursuant to Article 14-4 of the Securities and Exchange Law, the Company shall have the audit committee which shall be composed of all independent directors.

Article 11

The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.

Article 12

Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

Chapter 5:  President & Vice Presidents

Article 13

The Company shall have a president and several vice presidents. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Chapter 6:  Accounting

Article 14

After the end of each fiscal year, the Board shall submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of earnings or recovery of loss. The above documents shall be audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their acceptance.

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover

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losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company’s legal reserve and a certain amount shall be allocated as special reserve in accordance with applicable laws and regulations or as requested by the competent authority. The balance shall be distributed as follows:

1.	employee bonus: not less than 5%;
2.	remuneration of directors: no more than 1%; and
3.	all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company’s current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders’ meeting for approval. No less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash.

Chapter 7:  Supplementary Articles

Article 16

With respect to the matters not provided herein, the Company Law and other applicable laws and regulations shall govern.

Article 17

These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.

The first amendment was made on September 18, 1996.
The second amendment was made on September 15, 1997.
The third amendment was made on April 23, 1998.
The fourth amendment was made on April 23, 1999.
The fifth amendment was made on March 9, 2000.
The sixth amendment was made on May 10, 2001.
The seventh amendment was made on May 10, 2001.
The eighth amendment was made on October 17, 2001.
The ninth amendment was made on May 21, 2002.
The tenth amendment was made on May 29, 2003.
The eleventh amendment was made on April 29, 2004.
The twelfth amendment was made on June 14, 2005.
The thirteenth amendment was made on June 15, 2006.
The fourteenth amendment was made on June 13, 2007.
The fifteenth amendment was made on June 19, 2009.

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Appendix 4: Rules for the Election of Directors (the “Rules”)

Approved by the Shareholders’ Meeting on April 17, 1997
Amended by the Shareholders’ Meeting on May 21, 2002
Amended by the Shareholders’ Meeting on June 15, 2006
Amended by the Shareholders’ Meeting on June 19, 2008
Amended by the Shareholders’ Meeting on June 19, 2009

Article 1

Unless otherwise provided in applicable laws and regulations or the Articles of Incorporation of the Company, the Rules specified herein shall govern the election of the Company’s directors.

Article 2

The Company’s directors shall be elected at the Shareholders’ Meeting.

Article 3

The Company’s directors should be elected through single-named cumulative voting.

Article 4

In election of the Company’s directors, each share is entitled to the voting rights equivalent to the number of directors to be elected. The voting rights may be concentrated to one candidate or be allocated among several candidates. The independent and non-independent directors shall be elected at the same time, but votes received shall be ranked respectively to determine the Director-Elect.

Article 5

The candidates who receive the most votes for the position of director shall win the election, and such number shall be in compliance with the number of positions for director set forth in the Articles of Incorporation. If two or more candidates receive the same number of votes beyond a quota, the winner shall be determined through lot-drawing. The lot may be drawn by the Chairman on behalf of the absentees.

Article 6

The Board of Directors shall, upon preparing the ballots, enter the voting rights on each ballot. The ballot box shall be prepared by the Board of Directors and shall be checked in public by the inspector before voting.

Article 7

At the beginning of the election, the chairman shall appoint the inspector and counter to take charge of monitoring and counting of the votes.

Article 8

The Company adopts the Nomination System for the nomination of candidates to serve as directors. The Board or the shareholders holding 1% or more of the Company’s total issued and outstanding shares are entitled to submit a slate of candidates for consideration as directors in pursuant to the Company Law and other applicable rules.

The Company shall announce publicly the nomination submission period, the number of director to be elected, the place for eligible shareholders to submit their nomination, and other relevant information prior to the commencement of the book closed period prior to the Shareholders’ meeting.

The qualifications of the candidates for consideration as independent directors shall be in compliance with applicable

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laws and regulations.

Article 9

If the candidate is a shareholder of the Company, voters shall fill the candidate’s name and shareholder’s number in the “candidate” column of the ballot; if the candidate is not a shareholder of the Company, voters shall fill the candidate’s name and ID number in the “candidate” column. If the candidate is a government agency or a legal entity, voters shall fill the name of the government agency or the legal entity or the name of their representative in the column. In the event that several candidates represent a government agency or a legal entity, the names of the representatives shall be filled separately in the column.

Article 10

A ballot shall be deemed void if such a ballot:
1.	is not a ballot provided under the Rules;
2.	is placed into the ballot box blank;
3.	contains illegible words or corrections;
4.
contains a name or shareholder’s number in the “candidate” column which is inconsistent with the shareholder’s register if the candidate is a shareholder of the Company; Contains a name or ID number in the “candidate” column which is incorrect if the candidate is not a shareholder of the Company;

5.	contains any words or marks other than those specified in Article 9;
6.	is not filled out in accordance with Article 9 or is filled incompletely; or
7.	contains two or more candidates.

Article 11

The ballots should be counted during the meeting right after the vote casting and the results of the election should be announced by the Chairman at the meeting.

Article 12

The Rules and any amendment thereof shall become effective after approval by the Shareholders’ Meeting.

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Appendix 5: Influence of Proposed Stock Dividend Distribution upon 2010 Operating Performance, EPS, and Return on Investment

The Company did not announce any financial forecast for the year of 2010. The influence of proposed stock dividend distribution upon 2010 operating performance and EPS is not applicable.

Appendix 6: The Distribution for Employee Bonus and Remunerations for Directors

(1)
It was proposed by the Board of Directors, held on March 12, 2010, not to distribute employee bonus and remunerations for directors. The proposal will be brought to be discussed and resolved at the Company’s Annual General Shareholders’ Meeting dated June 18, 2010.

(2)
The amount, reason and countermeasures for the discrepancy between the distribution of employee bonus and remunerations for directors resolved by the Board of Directors and those accrued as expense in book: No difference between the amounts resolved by the Board of Directors and the amounts accrued as expense in book.

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